Pricing Term Sheet	Issuer Free Writing Prospectus
Dated December 11, 2012	Filed Pursuant to Rule 433
Registration Statement No. 333-171536
Supplementing the Preliminary
Prospectus Supplement dated December 11, 2012
(To Prospectus dated January 4, 2011)

Cobalt International Energy, Inc.

2.625% Convertible Senior Notes due 2019

The information in this pricing term sheet relates to Cobalt International Energy, Inc.’s offering of its 2.625% Convertible Senior Notes due 2019 (the “Offering”) and should be read together with the preliminary prospectus supplement dated December 11, 2012 relating to the Offering (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated January 4, 2011, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and relating to the Registration Statement No. 333-171536.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Cobalt International Energy, Inc. (“Cobalt”)

Ticker / Exchange:	CIE / The New York Stock Exchange (“NYSE”)

Notes:	2.625% Convertible Senior Notes due 2019 (the “Notes”)

Aggregate principal amount offered (excluding the underwriters’ over-allotment option):	$1,200,000,000

Offering price:

The underwriters propose to offer the Notes from time to time for sale in one or more negotiated transactions or otherwise, at market prices prevailing at the time of the sale, at prices related to the market prices at the time of the sale, or at negotiated prices.

Underwriters’ over-allotment option:	$180,000,000 aggregate principal amount of Notes

Interest:	The Notes will bear interest at a rate equal to 2.625% per annum from December 17, 2012

Interest payment dates:	June 1 and December 1 of each year, beginning on June 1, 2013

Maturity date:	December 1, 2019

NYSE last reported sale price on December 11, 2012:	$27.45 per share of Cobalt common stock

Conversion premium:	Approximately 30% above the NYSE last reported sale price on December 11, 2012

Initial conversion price:	Approximately $35.68 per share of common stock

Initial conversion rate:	28.0230 shares of common stock per $1,000 principal amount of Notes

Underwriters:	Morgan Stanley & Co. LLC
Goldman, Sachs & Co.

CUSIP/ISIN:	19075FAA4 / US19075FAA49

Fundamental Change:

If Cobalt undergoes a ‘‘fundamental change’’ (as defined in the Preliminary Prospectus Supplement under “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”), subject to certain conditions, holders of the Notes may require Cobalt to repurchase for cash all or part of their Notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Preliminary Prospectus Supplement.

Use of proceeds:

Cobalt expects to receive net proceeds from the Offering of approximately $1,172,000,000 (or approximately $1,347,950,000 if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by Cobalt. Cobalt intends to use the net proceeds to it from the Offering to fund its capital expenditures and for general corporate purposes.

Adjustment to conversion rate upon a make-whole fundamental change:

The table below sets forth the number of additional shares, if any, of common stock to be added to the conversion rate per $1,000 principal amount of Notes that are converted in connection with a “make-whole fundamental change” as described in the Preliminary Prospectus Supplement, based on the stock price and effective date of the make-whole fundamental change.

	Stock Price
Effective Date	$27.45	$30.00	$35.68	$40.00	$45.00	$50.00	$75.00	$100.00	$125.00	$150.00	$200.00
December 17, 2012	8.4069	8.0133	5.7700	4.6729	3.7849	3.1566	1.6681	1.0952	0.7840	0.5860	0.3504
December 1, 2013	8.4069	7.8821	5.5408	4.4175	3.5257	2.9075	1.5052	0.9901	0.7127	0.5357	0.3235
December 1, 2014	8.4069	7.6851	5.2270	4.0766	3.1863	2.5869	1.3056	0.8634	0.6266	0.4746	0.2907
December 1, 2015	8.4069	7.4018	4.8180	3.6463	2.7700	2.2028	1.0830	0.7240	0.5314	0.4065	0.2538
December 1, 2016	8.4069	6.9925	4.2739	3.0939	2.2548	1.7426	0.8403	0.5734	0.4273	0.3313	0.2126
December 1, 2017	8.4069	6.4462	3.5556	2.3854	1.6220	1.2024	0.5855	0.4130	0.3142	0.2486	0.1668
December 1, 2018	8.4069	5.7587	2.5599	1.4384	0.8441	0.5941	0.3266	0.2421	0.1916	0.1579	0.1159
December 1, 2019	8.4069	5.3103	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $200 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•                  If the stock price is less than $27.45 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 36.4299 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under

“Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Cobalt has filed a registration statement (including the Preliminary Prospectus Supplement dated December 11, 2012 and the accompanying prospectus dated January 4, 2011) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and documents incorporated by reference therein which Cobalt has filed with the SEC for more complete information about Cobalt and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com, or from Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, by calling 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement dated December 11, 2012 and the accompanying prospectus, dated January 4, 2011. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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